AutoNavi Holdings Limited

16/F, Section A, Focus Square,
No.6, Futong East Avenue, Wangjing,
Chaoyang District, Beijing, PRC
100102

December 5, 2012

VIA EDGAR

Stephen Krikorian, Accounting Branch Chief

Morgan Youngwood, Staff Accountant

Mark Shuman, Legal Branch Chief

Matthew Crispino, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AutoNavi Holdings Limited (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2011 (“2011 20-F”)
Filed April 25, 2012
File No. 001-34784

Dear Mr. Krikorian, Mr. Youngwood, Mr. Shuman and Mr. Crispino:

This letter sets forth the Company’s response to the comments contained in the letter dated November 20, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 20-F.  The comments are repeated below and followed by the response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Note 21. Statutory Reserves, page F-41

1.                                      We note your response to prior comment 2. Please tell us your consideration of disclosing the amount of retained earnings or net income restricted or free from restriction for each period presented. In this respect, we note from your response to prior comment 4 of our letter dated September 7, 2012 that you had restricted net assets of US$43.1 million as of December 31, 2011. We refer you to Rule 4-08(e)(1) of Regulation S-X.

In response to the Staff’s comment, the Company will include the following revised disclosure in its future Form 20-F filings (the significant changes over the revised disclosure proposed in the Company’s response dated October 30, 2012 being underlined):

Note 21. Statutory Reserves and Restricted Net Assets

In accordance with the relevant PRC laws and regulations, the Group’s entities in the PRC (mainland) are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Group’s entities in the PRC (mainland) are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of the Group’s entities in the PRC (mainland). The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. The appropriation to these reserves by the Group’s entities in the PRC (mainland) were $XXX, $XXX and $XXX for the years ended December 31, 201X, 201X and 201X, respectively (December 31, 2011: $3.0 million).

As a result of these PRC laws and regulations and the requirement that distributions by the Group’s entities in the PRC (mainland) can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC (mainland) are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and the statutory reserves of the Group’s entities in the PRC (mainland). The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, was $XXX, $XXX and $XXX as of December 31, 201X, 201X and 201X, respectively (December 31, 2011: $43.1 million).

*                                         *                                         *

The Company hereby acknowledges that

•                                the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2011 20-F, please contact the undersigned at +86 10 8410-7095 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom at +852 3740-4850.

Very truly yours,

/s/ Catherine Qin Zhang
Catherine Qin Zhang
Chief Financial Officer

cc:                                Congwu Cheng, Director and Chief Executive Officer, AutoNavi Holdings Limited

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom

Elsie Zhou, Partner, Deloitte Touche Tohmatsu CPA Ltd.